Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 5, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sonia Bednarowski

Sandra Hunter Berkheimer

Re:	SUI Group Holdings Limited
Amendment No. 1 to Registration Statement on Form S-1
Submitted August 28, 2025
File No. 333-289438

Dear Mesdames Bednarowski and Hunter Berkheimer:

On behalf of our client, SUI Group Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1. Contemporaneously, we are filing the Amendment No. 2 to the Registration Statement on Form S-1 via Edgar (the “Amendment”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1 we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York     Chicago    Nashville    Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 5, 2025 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Recent Developments

The SUI Strategy, page 4

1.	Refer to your response to prior comments 1 and 7. We note your revised disclosure regarding your recent acquisitions of SUI and your current holdings of 96,318,536 SUI, which were purchased for an aggregate purchase price of approximately $350.8 million. Please revise to disclose the average price per SUI, the percentage of your treasury holdings that are currently invested in crypto assets, including USDT and USDC. In this regard, we note your disclosure on page 11 that “[y]our SUI holdings represent 85% of [y]our digital asset holdings with the balance being held in USDT and USDC stablecoins.” In addition, we note that you intend to use $140 million of the Cash PIPE Proceeds to acquire additional SUI. Please revise to disclose how you intend to purchase such additional SUI, including whether this purchase will be pursuant to the Digital Asset Purchase and Sale Agreement with the Sui Foundation, certain third-party trading platforms or through certain brokers. Please disclose whether you have any agreements in place for this purpose, and, if so, please identify the parties to the agreements, disclose the material terms of the agreements, and file the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. Also disclose when you intend to purchase the additional SUI.

Response: The disclosure on pages 4, 7-8, 11, and 20 of the Amendment has been revised in response to the Staff’s comments.

The SUI Strategy, page 19

2.	Refer to your response to prior comment 2. Please disclose whether you have received the Sui Foundation’s approval to stake the SUI purchased pursuant to the Digital Asset Purchase and Sale Agreement, and, to the extent that you have begun to stake SUI, please disclose the percentage of your SUI holdings that are currently staked. Please also disclose the percentage you plan to stake going forward. In addition, please disclose the identities of your Staking Service Providers, disclose the material terms of your agreements with the Staking Service Providers, and include the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, with a view towards revised disclosure, please tell us how you estimate that you will earn approximately 2.2% of the amount of staked SUI per year if “[t]he amount of SUI [you] receive as reward for [your] staking activity can vary significantly.” Also disclose the unbonding period of your staked SUI and address the risks of liquidity if 81% of your treasury holdings are invested in SUI and 100% of your SUI holdings are staked.

Response: The disclosure on pages 13 and 19 of the Amendment has been revised in response to the Staff’s comments. As disclosed in the Amendment, the Company’s only staking service provider is Galaxy Digital Capital Management LP. The Company’s Asset Management Agreement, dated July 27, 2025, was previously filed with the Registration Statement as Exhibit 10.5.

United States Securities and Exchange Commission September 5, 2025 Page 3

The SUI, SUI Markets and Regulation of SUI, page 22

3.	We note your revised disclosure in response to prior comment 8. Please revise to disclose the current unlocked supply of SUI and the schedule related to unlocking the remaining supply. In addition, please revise to disclose the range of gas fees required for transfers on the SUI network.

Response: The disclosure on page 25 of the Amendment has been revised in response to the Staff’s comments.

Please call me at 212-407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane, Esq.
Alexandria Kane, Esq.
Partner

cc: Douglas Polinsky, Chief Executive Officer of SUI Group Holdings Limited